Exhibit 99.1
ANIRUDDHA LIMAYE JOINS WNS GLOBAL SERVICES
AS CHIEF PEOPLE OFFICER
MUMBAI, India & NEW YORK, September 19, 2006 — WNS (Holdings) Limited (NYSE: WNS), the parent company of WNS Global Services, a leading offshore business process outsourcing (BPO) provider, today announced the appointment of Aniruddha Limaye as Chief People Officer, heading the critical Human Resource function of the Group.
“We are delighted to have Aniruddha lead HR and Organizational Development at WNS. His tremendous track record as an HR professional and experience in the BPO industry will help us immensely in our growth process.” said Neeraj Bhargava, Group CEO, WNS Global Services.
Aniruddha joins the company from IBM Business Consulting Services, where he was Human Capital Management Consulting Practice Leader—India. Prior to IBM Business Consulting Services, Aniruddha lead HR teams at Daksh e-Services, NetAcross Online Services, ICICI Limited, CEAT Financial Services, the Taj Group of Hotels and the TATA group.
His diverse experience in HR has led him to have a good balance of management skills and process orientation which are very key in the people intensive BPO business.
Aniruddha holds a Masters degree in Personnel Management and Industrial Relations from the Tata Institute of Social Sciences (TISS) and a law degree from the University of Pune.
About WNS
WNS is a leading provider of offshore business process outsourcing, or BPO, services. We provide comprehensive data, voice and analytical services that are underpinned by our expertise in our target industry sectors. We transfer the execution of the business processes of our clients, which are typically companies located in Europe and North America, to our delivery centers located primarily in India. We provide high quality execution of client processes, monitor these processes against multiple performance metrics, and seek to improve them on an ongoing basis.
Our ADSs are listed on the New York Stock Exchange. For more information, please visit our website at www.wnsgs.com
CONTACT:
India.:
Smita Gaikwad, WNS Global Services. +91 (22) 67976461, smita.gaikwad@wnsgs.com
Amrit Ahuja, 20:20 Media, +91 (11) 269-33-291, amrit@2020india.com
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